Mail Stop 4561

VIA U.S. MAIL AND FAX (213)687-4758

Dallas E. Lucas
Executive Vice President and Chief Financial Officer
Maguire Properties, Inc.
333 South Grand Avenue, Suite 400
Los Angeles, CA 90071

Re:	Maguire Properties, Inc.
	Form 10-K for Fiscal Year Ended
	December 31, 2005
	Filed March 16, 2006
      File No. 001-31717

Dear Mr. Lucas:

      We have reviewed your filing and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

2. Basis of Presentation and Summary of Significant Accounting
Policies

Revenue Recognition, page 78

1. Tell us your basis in GAAP for generally recognizing 50% of leasing fees upon the execution of the lease. Specifically, tell us how you considered question 18 of SAB 104 in determining your policy.



22. Joint Venture, page 103

2. We note your disclosure that you will not recognize a gain in connection with your contribution of Cerritos Corporate Center to the
Joint Venture presumably because of continuing involvement in the form of the loan guarantee. Tell us whether any gain will be recognized in conjunction with your contribution of the other four properties to the Joint Venture. To the extent that a gain will be recognized, tell us how you considered paragraph 34 of SFAS 66 and paragraph 30 of SOP 78-9 in determining that gain recognition would be appropriate and the amount of gain to be recognized. Further, tell us what consideration you gave to disclosing your accounting policy applicable to the contributions of properties to joint ventures.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Robert Telewicz, Staff Accountant, at (202)
551-3438 or the undersigned at (202) 551-3498 if you have questions.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant



Dallas E. Lucas
Maguire Properties, Inc.
April 25, 2006
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